Exhibit (a)(1)(J) 409A Tender Offer December 1, 2008 LA3:1153239.3

2 What is Section 409A of the IRS Code A new US tax law that affects equity grants with an exercise price that is below the fair market value of the Company’s stock on the actual date of grant This new US tax law could subject you to adverse personal tax consequences unless those stock options are corrected Taxes apply when the affected stock option is vested and the fair market value of the stock exceeds the exercise price Ordinary income on the spread between the exercise price and the value of the underlying share (even if the option is not exercised) 20% federal tax and interest charges California also imposes an additional 20% tax Today’s meeting is about the Tender Offer Vitesse is making to amend the affected stock options to eliminate this tax issue

3 Tender Offer Details Dates of Tender Offer Commences today: December 1, 2008 Offer Deadline: December 30, 2008 at 5 pm Pacific Time What’s being offered Special Stock Option Amendment program that provides a one time opportunity to correct the options and avoid adverse tax consequences Options will be amended to increase the exercise price to eliminate the discount You will be granted RSUs in return for your participation if you are employed on the date of grant – Formula being used to calculate your RSUs is designed to approximate your lost discount value if our stock reaches a fair market value equal to your new exercise price – Subject to vesting (1 year and 1 day after the date of grant) and our satisfying certain securities filing requirements

4 Offer Delivery and Actions Required Details of the Tender Offer are sent to you in two separate emails First email: Tender Offer details and ancillary documents Second email: Individual information about your eligible option grants, the number of eligible shares, the original exercise price, the new exercise price if your option is amended and the number of RSUs AND an election form Participation in this offer is completely voluntary If you accept the terms of this offer Complete and sign the election form, then fax to (866) 666-3293 no later than 5:00 pm Pacific Time, on December 30, 2008 We encourage you to discuss the personal tax consequences of this offer with your financial, legal and/or tax advisors before deciding whether or not to participate in this offer

5 Awarding and Vesting of RSUs RSU awards will be granted at the Compensation Committee meeting to be held in January 2009 Shares of Vitesse stock will be distributed to you upon vesting via your ETRADE account, and subject to tax withholding You must be employed with Vitesse on the date the RSU award is granted and on the date of vesting to receive your RSUs Vesting occurs one year and one day after the date of the award and is subject to Vitesse satisfying SEC filing and listing requirements Remaining terms and conditions of your stock options will remain unchanged

6 Questions Helen Tran is available today and through December 30, 2008 to answer any general questions (805) 389-7191 or tran@vitesse.com Legal or an HR representative will conduct onsite office hours Milpitas: December 2 Austin: December 3 Portland: December 4 Westford: December 4

7 Deadline Reminder Participation in this offer is completely voluntary If you accept the terms of this offer, complete and sign the election form, then fax to (866) 666-3293 Offer Expires at 5:00 pm Pacific Time, on December 30, 2008